UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

AMENDMENT TO FORM 8-K
Filed Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 5, 2005

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

AMENDMENT NO. 1

Item 1.01   Entry into a Material Definitive Agreement

This Current Report on Form 8-K/A amends the Current Report on Form 8-K filed by Parkway Properties, Inc. on January 7, 2005 (the "Original Filing") to include the executed copy of the Purchase Agreement between Parkway Properties LP and 233 Chicagoinvest, Inc. The Original Filing inadvertently contained a draft copy of this Purchase Agreement.

Item 9.01   Financial Statements and Exhibits

(b)   Exhibits
10.1   Purchase Agreement between Parkway Properties LP and 233 Chicagoinvest, Inc.

Exhibit 10.1 attached hereto is hereby added to the Registrant's Form 8-K and should replace Exhibit 10.1 in the Original Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: January 13, 2005   PARKWAY PROPERTIES, INC.

                                           BY: /s/ Mandy M. Pope
                                                  Mandy M. Pope, CPA
                                                  Chief Accounting Officer